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Exhibit 12.1

Ratio of Earnings to Fixed Charges
(unaudited)

	Year Ended October 31,						Nine Months Ended July 31, 2005
						Quarter Ended July 31, 2005
	2000	2001	2002	2003	2004
Consolidated pretax earnings from continuing operations	$70,672	$(276,766)	$(92,225)	$(55,010)	$74,974	$10,181	$465,834
Minority interest	(1,996)	6,411	(3,497)	413	544	389	(208)

Consolidated pretax earnings from continuing operations before minority interest	68,676	(270,355)	(95,722)	(54,597)	75,518	10,570	465,626
Interest expense	—	—	—	—	—	750	2,250
Amortization of debt issuance costs	—	—	—	—	—	743	2,229
Interest portion of rental expense	10,200	10,500	8,700	7,200	1,676	1,676

Earnings	$78,876	$(259,855)	$(87,022)	$(47,397)	$(83,932)	$13,739	$475,266

Interest expense	$—	$—	$—	$—	$—	$750	$2,250
Amortization of debt issuance costs	—	—	—	—	—	743	2,229
Interest portion of rental expense	10,200	10,500	8,700	7,200	6,440	1,676	5,161

Fixed charges	$10,200	$10,500	$8,700	$7,200	$8,414	$3,169	$9,640

Ratio of earnings to fixed charges	7.7	(24.7)	(10.0)	(6.6)	10.0	4.3	49.3

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  Exhibit 12.1